Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 9 DATED APRIL 17, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our management.

Management

The following information supersedes and replaces the table of our executive officers and directors in the section of the Offering Circular captioned “Management – Executive Officers and Directors”:

Name	Age*	Position
Jilliene Helman	36	Chief Executive Officer
Kevin Moclair	50	Chief Accounting Officer
Alfred Tierney	40	Acting Secretary
Flynann Janisse	54	Independent Director
Louis S. Weeks	70	Independent Director

*As of April 17, 2023.

The following information supplements, and should be read in conjunction with the section of our Offering Circular captioned “Management – Executive Officers and Directors”:

Alfred Tierney has served as our Acting Secretary and as the Interim Chief Compliance Officer and Interim Secretary of our Manager since April 2023. Mr. Tierney has also served as the general counsel of Realty Mogul, Co. since August 2022 and as Vice President, Legal of RealtyMogul, Co. from July 2021 to August 2022. Mr. Tierney is responsible for managing all legal and regulatory matters for Realty Mogul, Co. and its wholly-owned subsidiaries, including our Manager. Prior to joining RealtyMogul, from 2010 through 2021, Mr. Tierney served as Senior Counsel with the SEC, including with the Division of Enforcement’s Asset Management Unit where he led investigations into potential violations of federal securities laws, and with the Division of Investment Management’s Chief Counsel’s Office where he provided guidance concerning investment advisers, private funds, and investment companies. Mr. Tierney holds a B.S. in Finance and an MBA from San Diego State University, and a J.D. from California Western School of Law.

The following information supersedes and replaces the table of the executive officers of our Manager in the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Name	Age*	Position
Jilliene Helman	36	Chief Executive Officer
Kevin Moclair	50	Chief Accounting Officer
Alfred Tierney	40	Interim Chief Compliance Officer and Secretary
Eric Levy	36	Vice President, Portfolio Manager

*As of April 17, 2023.

Effective as of April 10, 2023, Saher Hamideh resigned as the Chief Compliance Officer and Secretary of our Manager, RM Adviser, LLC. Accordingly, all references to Ms. Hamideh in the Offering Circular are hereby removed.

Effective as of April 10, 2023, Alfred Tierney will serve as our Acting Secretary and as Interim Chief Compliance Officer and Interim Secretary of our Manager, RM Adviser, LLC.

The following information supersedes and replaces the second paragraph of the section of our Offering Circular captioned “Management – Executive Officers of our Manager”:

Biographical information for Ms. Helman and Messrs. Moclair and Tierney is provided above under the caption “— Executive Officers and Directors.”